January 6, 2006

Mr. Rufus Decker

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Dear Mr. Decker:

Re: WCI Communities, Inc.

Annual Report on Form 10-K for the fiscal year ended December 31, 2004,

Filed on March 2, 2005

File No. 001-31255

WCI Communities, Inc.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005,

Filed on August 8, 2005

File No. 001-31255

WCI Communities, Inc. (“WCI”), respectfully submits this letter in response to your letter of December 22, 2005 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K of WCI for the fiscal year ended December 31, 2004 (the “10-K”) and the Quarterly Report on Form 10 Q of WCI for the fiscal quarter ended June 30, 2005 (the “10-Q”) and to comments that arose during subsequent conversations held on December 29 and December 30, 2005 between WCI and personnel from the Staff, Jeanne Baker and Jeffrey Gordon.

For your convenience, we have reproduced each of the Staff’s comments included in the letter of December 22, 2005 in this letter, using bold text, and have indicated WCI’s response to it below.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

1.	We note your response to prior comment 3. We disagree with your quantitative assessment of materiality and believe that the financial statements included in your Form 10-K for the year ended December 31, 2004 and subsequent Forms 10-Qs should be restated to appropriately apply SFAS 34. In this regard, we note that the impact of appropriately applying SFAS 34 results in material quantitative adjustments to your Traditional Homebuilding segment’s gross margins. You may wish to provide us with additional detailed analysis which presents the quantitative impact of appropriately applying SFAS 34 to your consolidated homebuilding gross margins as well as your Tower Homebuilding segment’s gross margins if you believe such analysis will further assist us in understanding how you reached the conclusion that this misstatement is not quantitatively material. Please note however that we also do not agree with your belief that, from a qualitative perspective, the application of interest capitalization required a significant amount of judgment and estimates. It does not appear to us that your exclusion of the vertical construction expenditures on your traditional homebuilding and the underlying land costs for each tower was as a result of improper estimation; rather, you did not appropriately identify these homebuilding assets as qualifying assets under SFAS 34.

In response to the Staff’s comment and based upon subsequent conversations with the Staff, WCI is providing the following supplemental information that presents the quantitative impact of appropriately applying SFAS 34 to our consolidated homebuilding gross margins as well as our Tower Homebuilding segment’s gross margins. Such analysis further supports our conclusion that this misstatement is not quantitatively material.

Impact of Additional Interest Capitalization to Reported Results

In Thousands

WCI Tower Homebuilding Segment Gross Margin

Period	Reported Gross Margin	Estimated Adjustment	Adjusted Gross Margin	Percent Impact	Gross Margin Percentage Impact
Fiscal Year 2002	$179,276	$(5,974)	$173,302	-3.3%	-1.1%
Fiscal Year 2003	171,856	(6,826)	165,030	-4.0%	-1.1%
Q1 2004	39,573	(1,413)	38,160	-3.6%	-1.0%
Q2 2004	46,572	(1,671)	44,901	-3.6%	-1.2%
Q3 2004	75,505	(3,958)	71,547	-5.2%	-1.6%
Q4 2004	83,638	(4,453)	79,185	-5.3%	-1.5%
Fiscal Year 2004	245,288	(11,495)	233,793	-4.7%	-1.4%
Q1 2005	57,231	(2,904)	54,327	-5.1%	-1.4%
Q2 2005 (Recorded Properly)	60,187	2,700	62,887	4.5%	1.2%
YTD 2005	117,418	(2,904)	114,514	-2.5%	-0.7%

WCI Total Homebuilding Gross Margin

Period	Reported Gross Margin	Estimated Adjustment	Adjusted Gross Margin	Percent Impact	Gross Margin Percentage Impact
Fiscal Year 2002	$286,523	$(14,576)	$271,947	-5.1%	-1.4%
Fiscal Year 2003	326,521	(16,968)	309,553	-5.2%	-1.4%
Q1 2004	56,224	(2,817)	53,407	-5.0%	-1.3%
Q2 2004	71,649	(3,902)	67,747	-5.4%	-1.4%
Q3 2004	105,301	(6,559)	98,742	-6.2%	-1.6%
Q4 2004	153,740	(10,715)	143,025	-7.0%	-1.6%
Fiscal Year 2004	386,914	(23,994)	362,920	-6.2%	-1.5%
Q1 2005	87,034	(6,590)	80,444	-7.6%	-1.6%
Q2 2005 (Recorded Properly)	104,817	7,091	111,908	6.8%	1.4%
YTD 2005	191,851	(6,590)	185,261	-3.4%	-0.7%

WCI Consolidated—Includes Tower and Traditional Homebuilding Effects (Effect on Traditional

Homebuilding Gross Margin is shown on Schedule 1 to our response letter dated December 14, 2005)

Period	Reported Net Income	Estimated Adjustment		Adjusted Net Income	Percent Impact
Fiscal Year 2002	$104,816	$748		$105,564	0.7%
Fiscal Year 2003	105,560	(715)		104,845	-0.7%
Q1 2004	13,548	453		14,001	3.3%
Q2 2004	19,116	849		19,965	4.4%
Q3 2004	28,670	(583)		28,087	-2.0%
Q4 2004	58,869	(1,529)		57,340	-2.6%
Fiscal Year 2004	120,203	(810)		119,393	-0.7%
Q1 2005	16,579	792		17,371	4.8%
Q2 2005	75,302	(3,576	)A	71,726	-4.7%
YTD 2005	91,881	(2,998	)B	88,883	-3.3%

(A)	Comprised of 4/1/05 homebuilding cumulative adjustment of $3,313 and tower unadjusted amount of $263
(B)	Comprised of 1/1/05 homebuilding cumulative adjustment of $2,735 and tower unadjusted amount of $263

WCI Consolidated—Includes Tower and Traditional Homebuilding Effects (Effect on Traditional

Homebuilding Gross Margin is shown on Schedule 1 to our response letter dated December 14, 2005)

Period	Reported Diluted EPS	Estimated Adjustment	Adjusted EPS	Percent Impact	Consensus EPS
Fiscal Year 2002	$2.37	$0.02	$2.39	0.7%	$2.28
Fiscal Year 2003	2.34	(0.02)	2.32	-0.7%	2.37
Q1 2004	0.30	0.01	0.31	3.3%	0.15
Q2 2004	0.42	0.02	0.44	4.4%	0.31
Q3 2004	0.62	(0.01)	0.61	-2.0%	0.66
Q4 2004	1.27	(0.03)	1.24	-2.6%	1.12
Fiscal Year 2004	2.62	(0.02)	2.60	-0.7%	2.47
Q1 2005	0.35	0.02	0.37	4.8%	0.31
Q2 2005	1.61	(0.08)	1.53	-4.7%	0.72
YTD 2005	1.95	(0.06)	1.89	-3.3%	N/A

With respect to the change related to tower homebuilding, the effect of reducing gross margin dollars for estimated additional capitalized interest being included in cost of sales ranges from 3.3% to 5.3% of reported gross margin dollars for the periods disclosed above. Our analysis of the impact of the change on WCI’s tower homebuilding gross margin percentage indicates a decrease of no more than 1.6% in any period reported. Therefore, we do not believe that the misstatement would change the view of investors regarding the performance of the tower homebuilding segment. The effect of reducing gross margin dollars for the relief of estimated additional capitalized interest included in total homebuilding cost of sales ranges from 3.4% to 7.6% of reported gross margin dollars for the periods disclosed above. Our analysis of the impact of the change on WCI’s total homebuilding gross margin percentage indicates a decrease of no more than 1.6% in any period reported. Therefore, we do not believe that the misstatement would change the view of investors regarding the performance of our total homebuilding operations.

With respect to the impact to net income and earnings per share, WCI believes that the impact is also immaterial. WCI’s full year net income for 2005 is estimated to be $175-$185 million (a 45 to 55% increase from 2004) and as of December 9, 2005, WCI has provided public guidance including growth of 25-40% in earnings per share for 2006. Therefore, a continuing significant growth trend in net income is evident. There are only three instances where the impact would have changed WCI’s reported earnings per share (“EPS”) by more than $.02. Two of these three instances are a result of WCI’s recording of the correction in 2005, which increased WCI’s reported EPS by $.08 in the second quarter of 2005 and by $.06 for the year to date period ending June 30, 2005. For each of the three periods, WCI’s reported results already outperformed analyst expectations, and WCI believes none of these changes would have affected the investment analysts’ conclusions for those periods. Thus, WCI concluded that the impact to previously reported net income and EPS was not material.

As discussed with the Staff, in WCI’s Annual Report on Form 10-K for the year ended December 31, 2005, and subsequent Forms 10-Q, WCI will provide additional transparent disclosure, including supplemental quantitative information, if necessary, that will clearly present the change in our interest capitalization policy, and that will ensure that this change does not diminish the ability of financial statement users to make appropriate comparisons of the financial results of our reported segments between current and previous periods.

* * * * * * *

WCI acknowledges that (a) WCI is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (c) WCI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if you wish to discuss the above responses.

Very truly yours,

/S/ JAMES P. DIETZ
James P. Dietz Chief Financial Officer

cc:	Securities and Exchange Commission

Jeffrey Gordon

Jeanne Baker

WCI Communities, Inc.

Vivien N. Hastings, Esq.

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